AMERICAN MEDIA SYSTEMS CO
350 SOUTH CENTER STREET, SUITE 500
RENO NEVADA 89501

James Hutchison
C/O Hutchison Oss-Cech Marlatt
1-505 Fisgard Street
Victoria, British Columbia
Canada, V8W 1R3

April 12, 2005

Attention: James Hutchison

Dear Sir:

RE: Trust instructions

In connection with our offering of shares in the capital of American Media Systems Co please accept this letter as instruction and authorization to receive funds pursuant to our SB-2 offering with the Securities and Exchange Commission in The United States of America.

Please hold and receive funds in trust pursuant to the following conditions.

  Funds are to be held until you have received signed and approved subscription agreements and a minimum offering amount of US$50,000.00 (the "minimum Offering Amount"). Received herein means received by you and in the case of payment by way of bank drafts, checks or other instruments, such bank drafts cheques or other instruments have been cleared by your bank, the Bank of Nova Scotia.

  If within 180 days of the effective date of the offering, you have not received subscriptions and subscription fees in an amount equal to or greater than the Minimum Offering Amount, you shall return the funds you have in the trust account to the Subscribers. Once again, received herein means received by you and in the case of payment by way of bank drafts, checks or other instruments, such bank drafts cheques or other instruments have been cleared by your Bank.

  Upon receiving the Minimum Offering Amount or greater, you shall release the funds on my direction.

As discussed the fees associated with the transaction will be US$ 1,000.00. Please forward your account to the Company.

Yours truly,

/s/ Alexander Vesak
Alexander Vesak
President
American Media Systems Co